UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



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                                 SEC FILE NUMBER
                                     1-12497
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                                  CUSIP NUMBER
                                  02136W-10-02
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(Check One): [X] Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

For Period Ended:   December 31, 2000
[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:
                                ------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Altair International Inc.

Former Name if Applicable: Altair International Gold Inc.

Address of Principal Executive Officer (Street and Number): 1725 Sheridan Avenue, Suite 140

City, State and Zip Code: Cody, Wyoming  82414



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PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   (b)   The subject annual report,  semi-annual  report,  transition  report on
[X] Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Due to inquiries made by the Securities and Exchange Commission as part of its review of recent filings of Altair International, Inc. (the "Company") regarding the qualifications of the Company's former independent auditors, the Company determined on March 20, 2001 to dismiss its former independent auditors and to retain Deloitte & Touche LLP as its independent auditors for the year ended December 31, 2000. The Company's new independent auditors, Deloitte & Touche LLP, have informed the Company that, as a result of their first being engaged by the Company on less than two weeks before the April 2, 2001 filing deadline for the Company's Annual Report on Form 10-K (its "Form 10-K"), Deloitte & Touche will be unable to deliver a final audit report and accompanying financial statements in advance of the April 2, 2001 filing deadline. (See the letter from Deloitte & Touche LLP attached hereto as Exhibit
1). Because the audit report and financial statements have not been completed, the Company is unable to file with its Form 10-K an independent auditors report and other financial statements required by Part I Item 8 of Form 10-K. Moreover, in light of the absence of a final audit report and related financial statements, the Company is unable to provide the selected financial data required by Part I Item 6 of Form 10-K, complete management's discussion and analysis of its financial condition and results of operation as required by Part I Item 7 of form 10-K, or provide certain financial data it desires to include in the description of its business in Part I, Item 1 of Form 10-K. Accordingly, the Company is filing its Form 10-K without Items 6, 7 and 8 of Part I of Form 10-K and has omitted certain financial data anticipated by Item 1 of Form 10-K.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.


 Bryan T. Allen             (801)                 578-6908
----------------         -----------         -------------------
     (Name)              (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X]Yes [ ]No
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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Altair International Inc.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    April 2, 2001            By  /s/ Edward Dickinson
                                  ------------------------
                                          Edward Dickinson
                                          Chief Financial Officer

April 2, 2001

Altair International Inc.
1725 Sheridan Avenue, Suite 140
Cody, Wyoming  84214

Dear Sirs:

Due to our late appointment, on March 20, 2001, as independent auditors for Altair International Inc., we will be unable to deliver a final audit report and accompanying consolidated financial statements prior to the April 2, 2001 filing deadline.

Yours truly,

/s/ Deloitte & Touche LLP
-------------------------
    Deloitte & Touche LLP
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